Exhibit 99.1

November 12, 2008

John East
Actel Corporation
President and CEO
2061 Stierlin Court
Mountain View, CA 94043

CC:           Board of Directors

Dear John,

We enjoyed meeting with Jon and you at your headquarters on October 21st.  The meeting was extremely helpful to us in gaining a better understanding of Actel Corporation (“Actel” or “the Company”), the challenges it faces, and the future opportunities it hopes to capture. We look forward to continuing our dialogue with you and your senior management team.

Ramius, together with its affiliates, currently owns 7.9% of Actel’s outstanding common stock, making us the third largest holder of the Company.  We believe there is a tremendous opportunity at Actel and the stock trades significantly below its intrinsic value.  In our view, the reason for the valuation gap is the substantial losses from the Company’s Flash segment. To remedy this situation, we believe Actel needs to refocus its efforts on its core end markets and significantly curtail spending and management effort on products outside of those core markets.  Currently, Actel is comprised of two, somewhat distinct segments within the Field Programmable Gate Array (FPGA) space, Antifuse and Flash.

Actel’s Antifuse products are one-time programmable radiation tolerant semiconductor chips. The products have high gross margins, long lead times of 3-10 years, relatively stable revenue, recurring customers, and approximately 85% market share. These products are entrenched into specific niches of the industrial, medical, military / aerospace, and satellite markets and often represent the only option for an application. Based on our analysis, we believe Actel’s Antifuse product earned approximately $42.6 million in LTM operating income.

On the other hand, Actel’s Flash product is a reprogrammable, low power, semiconductor chip used primarily in the consumer market.  Unlike the Antifuse product for which Actel is well known, the Company faces significant challenges with its Flash product.  Actel’s Flash product has low gross margins, short lead times and highly unpredictable orders and revenue.  Additionally, it competes directly with large, well-known reprogrammable semiconductor companies like Xilinx and Altera. These companies offer superior value-added services such as IP, tools, and customer support in order to attract and retain customers.  Additionally, given their significant size advantage, these competitors can easily outspend Actel in research and development and sales and marketing. Compared to Xilinx and Altera, which control approximately 96% of the reprogrammable semiconductor market, Actel controls less than 2%.  We believe these challenges have resulted in the Flash business losing approximately $47.1 million in LTM operating income.

Based on Actel’s current stock price and valuation, it appears as though the market is ascribing negative value to the Company’s Flash business. The analysis below illustrates that if Actel was only comprised of its Antifuse business, the market would currently be valuing the Company at 1.5x EBITDA and 2.8x EPS. Based on Antifuse’s order visibility, stable markets, increasing gross margins, and potential growth from the Company’s satellite business, we believe that Actel’s Antifuse business alone could garner a significantly higher valuation from the marketplace.

We believe that an appropriate valuation for the Company’s Antifuse business alone could be between 5.0x and 6.0x EBITDA, which equates to a 9.2x and 11.0x P/E multiple respectively. These multiples represent an 11% to 41% discount to Xilinx and Altera given the smaller size and lower growth prospects of Actel. This valuation would generate a stock price between $15.46 and $17.42, or 79% to 101% above the current stock price, before assuming any value for the Flash business.

Given the valuation discrepancy between the current stock price and what we believe to be the value of the Antifuse business, investors have clearly given up on the prospects for the Flash business.  This is not surprising given that we estimate Actel has spent approximately $250 million in Research and Development expenses in addition to the $45 million the Company has spent on acquisitions related to the Flash business.  In fact, we estimate that Actel’s total investment and losses combined in the Flash business have approached $300 million, excluding tax benefits, or over three times the Company’s current enterprise value.  While we recognize the FPGA business requires long lead times to generate returns, the seven year investment in Flash thus far has failed to produce any return on investment or positive profit contribution.  We therefore seriously question Actel’s relentless R&D and SG&A spending on its Flash business to date.

While we believe that the Flash business is valuable, we also believe it is most synergistic to Actel when servicing pre-existing Antifuse customers and end markets where Actel is well known and has entrenched market share.  However, Actel continues to focus outside of its core markets and has increased spending on areas where returns on investment are questionable.  This includes spending a significant amount of money developing products for the consumer end market and attempting to compete with large semiconductor companies like Freescale and Cypress with its Fusion product.

Given both the challenges and negative returns to date associated with the Flash business, we believe both management and the Board need to examine the following alternatives for the business and determine which one will yield the best outcome for shareholders:

1)	Significantly reduce expenses in the Flash business and focus only on core end markets where Flash as a standalone entity can produce profitable results
2)
Explore a joint venture opportunity with a large competitor who can offer R&D and marketing support, and who has the appropriate tools and IP to increase market share and profitability in more competitive end markets

3)	Sell the Flash business

We believe that there is a significant opportunity to unlock value at Actel. Shareholders have waited patiently for seven years for the investment in Flash to produce meaningful results.  Both management and the Board need to urgently focus on the prospects for the Flash business and determine which alternatives will maximize shareholder value. We look forward to the opportunity to work with you, senior management, and the Board to meet that objective.

Best Regards,

/s/ Jeffrey C. Smith

Jeffrey C. Smith
Partner
Ramius LLC